Cadwalader, Wickersham & Taft LLP 200 Liberty Street, New York, NY 10281 Tel +1 212 504 6000 Fax +1 212 504 6666 www.cadwalader.com

October 24, 2018

Katherine Hsu
Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	UBS Commercial Mortgage Securitization Corp. Pre-Effective Amendment No. 1 to Form SF-3 (Commission File No. 333-227784)

Dear Ms. Hsu:

Today, UBS Commercial Mortgage Securitization Corp. (the “Registrant”) filed with the Securities and Exchange Commission electronically via EDGAR, a pre-effective amendment (“Amendment No. 1”) to the above referenced registration statement filed with the Securities and Exchange Commission electronically via EDGAR on October 10, 2018 (the “Initial Submission”).

The primary purpose of the Amendment No. 1 is to file the form of pooling and servicing agreement, form of mortgage loan purchase agreement and opinion of Cadwalader, Wickersham and Taft LLP as exhibits to the registration statement.

Included with this letter for your convenience are changed pages marked to show changes from the Initial Submission.

If you have any questions or require any additional information, please feel free to call me at (212) 504-6820.

Very truly yours,

/s/ Frank Polverino

Frank Polverino

Frank Polverino Tel 212-504-6820   Fax 212-504-6666    frank.polverino@cwt.com